SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: March 29, 2006
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐	Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Material Change Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 29, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

Form 51-102F3
Material Change Report
1.	NAME AND ADDRESS OF COMPANY

Ivanhoe Mines Ltd. (the “Company”) World Trade Centre Suite 654 — 999 Canada Place Vancouver, British Columbia V6C 3E1

2.	DATE OF MATERIAL CHANGE

March 29, 2006

3.	NEWS RELEASE

The news release was issued on March 29, 2006 and disseminated through the facilities of recognized newswire services.

4.	SUMMARY OF MATERIAL CHANGE

The Company has entered into an agreement to raise Cdn.$164.48 million through an underwritten offering of common shares.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

On March 28, 2006, the Company entered into an agreement with BMO Nesbitt Burns Inc. and GMP Securities L.P. under which the underwriters have agreed to buy 16,000,000 common shares from the Company and sell to the public at a price of C$10.28 per common share, representing an aggregate amount of C$164,480,000. The Company has granted the underwriters an option, exercisable at the issue price for a period of 30 days following the closing of this offering, to purchase up to an additional 15% of the issue size, representing 2,400,000 common shares. Closing is expected on or about April 25, 2006. Completion of this transaction is subject to receipt of all necessary regulatory approvals.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This material change report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

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7.	OMITTED INFORMATION

No confidential information has been omitted from this material change report.

8.	EXECUTIVE OFFICER

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Beverly A. Bartlett Ivanhoe Mines Ltd. Suite 654 – 999 Canada Place Vancouver, British Columbia V6C 3E1 Telephone: (604) 688-5755

9.	DATE OF REPORT

DATED at Vancouver, British Columbia this 29th day of March, 2006.